UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In October 2024, Sanofi published the press releases attached hereto as Exhibits 99.1 and 99.2 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated October 9, 2024: New Beyfortus data featured at IDWeek reinforce real-world effectiveness against RSV disease and hospitalization in infants

Exhibit 99.2	Press Release dated October 11, 2024: Sanofi in discussions to sell a controlling stake in Opella

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 11, 2024		SANOFI

	By	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Legal Corporate & Finance

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